ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

ORK – Sapa AB signs letter of intent to acquire Chinese extrusion company

Sapa AB is owned approximately 54 % by Orkla ASA and is a part of Orkla Aluminium Solutions.

Sapa AB has today on 5 February 2008 signed a Letter of intent to acquire the Chinese extrusion company Kam Kiu. Kam Kiu is one of Chinas largest extruders with more than 30 extrusion presses and value added activities in anodizing, painting and fabrication. Kam Kiu has a turn over of approx. SEK 1,375 million and has 2,100 employees. The company, which is located in Taishan in the Guandong province, has a strong export position with a growing focus on the Chinese market.

"In 2007 Sapa joined forces with Alcoa to create the largest aluminium extrusion company in the world. By acquiring Kam Kiu, Sapa will get a strong foothold in China, the most expansive market in the world, and an excellent platform for serving the rest of the Asia region.", says Ole Enger, CEO of Sapa. "The Sapa Group has been present in China with its Heat Transfer business for 10 years, and has demonstrated a strong and profitable development. We have recently decided to double our Heat Transfer capacity in China. An acquisition of Kam Kiu Aluminium will establish Sapa as a major extrusion player in China as well. By adding Sapa's capabilities we have the opportunity to develop an extrusion operation that will give us a front position in this market", Ole Enger continues.

The transaction is expected to close during 2nd quarter after a satisfactory due diligence and after approval by relevant Boards and authorities.

Further information about Sapa can be found on web site www.sapagroup.com

Orkla ASA,
Oslo, 5 February 2008

Contacts Orkla Investor Relations:
Rune Helland, Tel: +47 2254 4411
Siv Merethe S. Brekke, Tel: +47 22 54 44 55

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Scandinavian Property Development

Orkla ASA has acquired 957,732 shares in Scandinavian Property Development. After this transaction Orkla owns 8,954,880 shares in Scandinavian Property Development, which represents 11.19 % of the share capital.

Oslo, 05.02.2008

Contact:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

END